As filed with the Securities and Exchange Commission
on April 22, 2004
Registration No. 811-09347

SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 Ô

Amendment No. 25 Õ

________________________

NATIONS MASTER INVESTMENT TRUST
(Exact Name of Registrant as specified in Charter)
101 South Tryon Street
Charlotte, NC 28255
(Address of Principal Executive Offices, including Zip Code)
__________________________

Registrant's Telephone Number, including Area Code: (800) 321-7854
Robert B. Carroll
c/o Bank of America Corporation
One Bank of America Plaza
101 South Tryon Street
Charlotte, North Carolina 28255
(Name and Address of Agent for Service)
With a copy to:
Marco E. Adelfio, Esq.
Steven G. Cravath, Esq.
Morrison & Foerster LLP
2000 Pennsylvania Ave., N.W.
Washington, D.C. 20006

EXPLANATORY NOTE

This Registration Statement has been filed by the Registrant pursuant to Section 8(b) of the Investment Company Act of 1940. However, beneficial interests in the Trust are not being registered under the Securities Act of 1933 (the "1933 Act") because such interests will be issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Registrant may only be made by the investment companies or certain other entities which are "accredited investors" within the meaning of Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or solicitation of an offer to buy, any beneficial interests in the Registrant. Part A of the Registration Statement is hereby incorporated by reference to Amendment Nos. 19 and 20 filed July 31, 2003 and September 23, 2003, respectively; Amendments Nos. 22 and 23 filed January 7, 2004; and Amendment 24 filed April 7, 2004. Part B of the Registration Statement is hereby incorporated by reference to Amendment No. 21, filed October 14, 2003; and Part C of the Registration Statement is hereby incorporated by reference to Amendment No. 19, filed July 31, 2003.

NATIONS MASTER INVESTMENT TRUST
Nations High Yield Bond Master Portfolio
High Yield Portfolio
Nations Intermediate Bond Master Portfolio
Nations International Equity Master Portfolio
Nations Marsico International Opportunities Master Portfolio
Nations International Value Master Portfolio
Nations Marsico Growth Master Portfolio
Nations Marsico Focused Equities Master Portfolio
Nations Marsico 21st Century Master Portfolio
Nations SmallCap Value Master Portfolio
Nations Small Company Master Portfolio
Nations Strategic Growth Master Portfolio

Supplement dated April 22, 2004
to each Part A dated August 1, 2003, as supplemented

Each Part A for the Master Portfolios is hereby supplemented with the following information relating to various topics. The heading introducing each topic ties to a heading in your current Part A. To the extent that any of the following disclosures modify or are otherwise inconsistent with any disclosures provided in your current Part A, the disclosures in this supplement supercede your Part A disclosure.

BUYING, SELLING AND EXCHANGING SHARES - VALUING SECURITIES IN A MASTER PORTFOLIO

The value of a Master Portfolio's shares is based on the total market value of all of the securities and other assets that it holds as of a specified time. The prices reported on stock exchanges and other securities markets around the world are usually used to value securities in a Master Portfolio. If a market price isn't readily available, we will base the price of the security on its fair value. A market price is considered not readily available if, among other circumstances, the most recent reported price is no longer indicative of the security's fair value because a significant event has occurred after a foreign exchange closed but before the time as of which a Master Portfolio's share price is calculated. Foreign exchanges typically close before the time as of which Master Portfolio shares prices are calculated, and may be closed altogether on some days a Master Portfolio is open. We use various criteria, including an evaluation of U.S. market moves after the close of foreign markets, in determining whether a market price is readily available and, if not, what the security's fair value is.

When a Master Portfolio uses fair value to price securities, it may value those securities higher or lower than another fund that uses market quotations to price the same securities. On or about May 1, 2004, Nations Funds will retain an independent fair value pricing service to assist in the fair valuation process for Master Portfolios that primarily invest in international securities. Because of the judgment involved in fair value decisions, there can be no assurance that the value ascribed to a particular security is accurate. We use the amortized cost method, which approximates market value, to value short-term investments maturing in 60 days or less. International markets are sometimes open on days when U.S. markets are closed, which means that the value of foreign securities owned by a Master Portfolio could change on days when Master Portfolio shares cannot be bought or sold.

LEGAL MATTERS

As was described in prior supplements, on September 3, 2003, the Office of the Attorney General for the State of New York ("NYAG") simultaneously filed and settled a complaint against Canary Capital Partners, LLC, et al. (collectively, "Canary"). The complaint alleged, among other things, that Canary engaged in activities that the NYAG characterized as "market timing" and also "late trading" in certain open-end Nations Funds and other mutual funds.

Prior supplements have described Bank of America Corporation's announcement of certain commitments to have BACAP make appropriate restitution and reimbursement of costs incurred by Nations Funds. The NYAG has commenced a criminal proceeding, and the SEC has announced a civil action, against a former employee of a selling agent affiliated with BACAP. In connection with these events, various lawsuits have been filed, some of which name Nations Funds, Trustees of Nations Funds and officers of Nations Funds, who also serve as officers of BACAP Distributors and BACAP, among others, as defendants.

On March 15, 2004, Bank of America Corporation entered into agreements in principle with the NYAG and the staff of the SEC relating to settlement of these matters. These agreements in principle are subject to being finalized in formal orders or final agreements, and, in the case of the agreement in principle with the SEC staff, approval by the SEC.

Under these agreements in principle, Bank of America Corporation has agreed to pay $250 million in total disgorgement and restitution and a penalty of $125 million. Although the specific allocation of these payments among various groups of shareholders has not yet been determined, it is anticipated that a significant portion of these payments will be payable to shareholders of other mutual fund complexes that may have been harmed by the activities of others using systems of Bank of America Corporation subsidiaries. In addition, the NYAG agreement in principle requires an aggregate reduction in certain non-money market Nations Funds' fees of approximately $80 million over a five-year period.

Bank of America Corporation has also agreed in principle to use its best efforts to cause "best-in-class" governance policies for the Nations Funds Board of Trustees to be adopted, including, for example, policies relating to Board composition, independence and tenure. These policies, if implemented, could lead to substantial changes in current Board composition. Bank of America Corporation has also agreed in principle to use its best efforts to hire a full-time senior officer reporting to the Board to monitor compliance and to oversee the reasonableness of mutual fund advisory fees.

When finalized, the agreements in principle will conclude the investigation by the NYAG and the SEC of Bank of America Corporation relating to late trading and market timing activities, though the NYAG and the SEC have reserved the right to continue their respective investigations of and actions against individuals.

On April 1, 2004, Bank of America Corporation acquired FleetBoston Financial Corporation ("Fleet"). As a result of this acquisition, Columbia Management Advisors, Inc. ("CMA") and Columbia Funds Distributor, Inc. ("CFDI") are now indirect wholly-owned subsidiaries of Bank of America Corporation. The SEC and NYAG filed proceedings against both CMS and CFDI on February 24, 2004 alleging that they had violated certain provisions of the federal securities laws in connection with trading activity in mutual funds shares and violated certain New York anti-fraud statutes. In order to settle these matters, Fleet also entered into the March 15, 2004 agreements in principle with the NYAG and the SEC, including committing to substantial payments and other terms similar to those discussed above.

If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to settle, the February 24, 2004 proceedings, CMA, CFDI or any company that is an affiliated person of CMA and CFDI could be barred from serving as an investment adviser or distributor for any investment company registered under the Investment Company Act of 1940, as amended. As a result of the Fleet acquisition, BACAP and BACAP Distributors are now affiliated persons of CMA and CFDI and, therefore, under these circumstances, could be barred from serving as an investment adviser or distributor for any registered investment company, including your Nations Fund. If either CMA or CFDI is ultimately unsuccessful in its defense of, or efforts to settle, the February 24, 2004 proceedings, it is expected that BACAP and BACAP Distributors would seek exemptive relief from the SEC to permit them to continue serving as the investment adviser and distributor of Nations Funds.

As a result of the foregoing and any resulting negative publicity or developments, the Nations Funds may experience increased redemptions or a decrease in new sales of shares, which could increase transaction costs or operating expenses, or otherwise negatively impact the Nations Funds.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina on the 22nd day of April, 2004.

NATIONS MASTER INVESTMENT TRUST

By:                 *

Edward D. Bedard
President and Chief Executive Officer

By: /s/ Robert Carroll

Robert B. Carroll

Secretary
*Attorney-in-Fact